Exhibit 99.1

FEMSA Files 2015 SEC Annual Report

Monterrey, Mexico, April 21, 2016- Fomento Económico Mexicano, S.A.B. de C.V. ("FEMSA") (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) filed today its annual report on Form 20-F with the Securities and Exchange Commission (SEC) and its annual report before the Comisión Nacional Bancaria y de Valores (Mexican Banking and Securities Commission) and the Bolsa Mexicana de Valores (Mexican Stock Exchange), for the fiscal year ended December 31, 2015.

These reports are available on FEMSA's investor relations website at http://ir.femsa.com.

Contact:
investor@femsa.com.mx
(52) 818-328-6167

###

FEMSA is a leading company that participates in the beverage industry through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world; and in the beer industry, through its ownership of the second largest equity stake in Heineken, one of the world's leading brewers with operations in over 70 countries. In the retail industry it participates through FEMSA Comercio, comprising a Retail Division operating various small-format store chains including OXXO, and a Fuel Division operating the OXXO GAS chain of retail service stations. Additionally, through its Strategic Businesses unit, it provides logistics, point-of-sale refrigeration solutions and plastics solutions to FEMSA's business units and third-party clients.